Date: March 19, 2012	530-8th Avenue SW, 6th floor Calgary AB, T2P 3S8 www.computershare.com

To: All Canadian Securities Regulatory Authorities

Subject: PERPETUAL ENERGY INC.

Dear Sirs:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Annual General Meeting
Record Date for Notice of Meeting :	13/04/2012
Record Date for Voting (if applicable) :	13/04/2012
Beneficial Ownership Determination Date :	13/04/2012
Meeting Date :	23/05/2012
Meeting Location (if available) :	Calgary, AB

Voting Security Details:

Description	CUSIP Number	ISIN
COMMON SHARES	714270105	CA7142701050

Sincerely,

Computershare Trust Company of Canada /

Computershare Investor Services Inc.

Agent for PERPETUAL ENERGY INC.